UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2006

Commission File Number 0-15276

CLEARLY CANADIAN BEVERAGE CORPORATION

(Translation of registrant's name into English)

2267 West 10th Avenue,

Vancouver, British Columbia, Canada V6K 2J1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or

Form 40-F.	Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   ☐ No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 - ☐

Clearly Canadian Beverage Corporation

Consolidated Balance Sheets

As of March 31, 2006 and December 31, 2005

(in thousands of United States dollars, except where indicated)

	2006 $	2005 $

Assets

Current assets
Cash and cash equivalents	1,413	520
Accounts receivable (note 6)	729	475
Inventories (note 6)	663	781
Prepaid expenses, deposits and other assets	683	803

	3,488	2,579

Long-term investments	-	29
Assets held for sale (note 6)	343	343
Property, plant and equipment (note 6)	1,798	1,831
Prepaid contracts (note 15(b))	1,364	1,477

	6,993	6,259

Liabilities

Current liabilities
Bank indebtedness (note 5)	271	361
Accounts payable and accrued liabilities (note 6)	2,641	2,094
Capital lease obligation, current portion (note 9)	3	3
Short-term debt (note 6)	300	567

	3,215	3,025

Capital lease obligation, net of current portion (note 9)	9	9
Long-term debt (note 10)	1,499	1,501

	4,723	4,535

Shareholders’ (Deficiency) Equity

Capital stock (notes 12 and 13)
Authorized
Unlimited common shares without par value
2,000,000 Class A preferred shares
2,000,000 Class B preferred shares

Outstanding - 2,000,000 (2004 - NIL) Class B preferred shares	2,000	2,000

Issued - 8,196,676 (2004 - 1,033,868) common shares without par value

Outstanding - 8,159,376 (2004 – 9,965,682) common shares without par value	65,832	64,311

Share subscription receivable	-	(198)

Contributed surplus (note 3)	5,704	4,809

Cumulative translation account	(953)	(929)

Deficit	(70,313)	(68,269)

	2,270	1,724

	6,993	6,259
Going concern (note 1)

Commitments and contingencies (note 16)

Subsequent events (note 21)

Approved by the Board of Directors

_________________________________	______________________________
Brent Lokash, Director	Marco Markin, Director

The accompanying notes form an integral part of these consolidated financial statements.

Clearly Canadian Beverage Corporation

Consolidated Statements of Changes in Shareholders’ Equity

As of March 31, 2006 and December 31, 2005, 2004

(in thousands of United States dollars, except where indicated)

	Common Shares		Class A Preferred Shares		Class B Preferred Shares
Number of shares outstanding		Amount $	Number of shares outstanding	Amount $	Number of shares outstanding	Amount $	Contributed surplus $	Cumulative translation account $	Deficit $	Share-holders’ equity (deficiency) $

Balance - December 31, 2003	6,795,682	58,272	-	-	-	-	485	(1,352)	(56,280)	1,125
Adoption of new accounting standards (note 3)	-	-	-	-	-	-	523	-	(523)	-
Issued during the year - bonus shares	2,135,000	102	-	-	-	-	29	-	-	131
Private placement issued December 10, 2004 at CA $0.25 per unit	1,035,000	216	-	-	-	-	-	-	-	216
Loss for the year	-	-	-	-	-	-	-	-	(5,086)	(5,086)
Exchange difference	-	-	-	-	-	-	-	99	-	99

Balance - December 31, 2004	9,965,682	58,590	-	-	-	-	1,037	(1,253)	(61,889)	(3,515)
Private placement issued January 14, 2005 at CA $1.00 per unit prior to consolidation	465,000	97	-	-	-	-	-	-	-	97

Balance prior to consolidation	10,430,682	58,687	-	-	-	-	1,037	(1,253)	(61,889)	(3,418)
May 2, 2005 consolidation 10 old for 1 new share basis	1,043,068	58,687	-	-	-	-	1,037	(1,253)	(61,889)	(3,418)
Class A preferred shares issued on conversion of loan May 5, 2005	-	-	1,000,000	1,000	-	-	-	-	-	1,000
Private placement of class A preferred shares issued May 5, 2005 at USD $1.00 per share	-	-	1,000,000	1,000	-	-	-	-	-	1,000
Private placement issued May 16, 2005 at USD $1.00 per unit	2,260,000	2,260	-	-	-	-	-	-	-	2,260
Private placement issued May 24, 2005 at USD $1.00 per unit	815,000	815	-	-	-	-	-	-	-	815
Finders fees - private placement - May 16, 2005 and May 24, 2005 issued at USD $1.42 per unit	450,000	639	-	-	-	-	-	-	-	639
Share issue cost - private placement May 16, 2005 and May 24, 2005	-	(1,003)	-	-	-	-	-	-	-	(1,003)
Stock dividend on class A preferred shares issued May 24, 2005 issued at market USD $1.50 per unit	7,506	11	-	-	-	-	-	-	(11)	-
Class A preferred shares converted to class B preferred shares	-	-	(2,000,000)	(2,000)	2,000,000	2,000	-	-	-	-

The accompanying notes form an integral part of these consolidated financial statements.

Clearly Canadian Beverage Corporation

Consolidated Statements of Changes in Shareholders’ Equity

As of March 31, 2006 and December 31, 2005, 2004

(in thousands of United States dollars, except where indicated)

Stock dividend on class B preferred shares issued May 24, 2005 issued at market USD $1.50 per unit	200,000	300	-	-	-	-	-	-	(300)	-
Private placement issued May 27, 2005 at USD $1.00 per unit	635,953	634	-	-		-	-	-	-	634
Shares issued on September 30, 2005 at market USD $1.17 per unit	225,000	263	-	-		-	-	-	-	263
Share issued on October 17, 2005 at market USD $1.38 per unit	25,000	34	-	-		-	-	-	-	34
Option exercised at USD $1.00 per unit	105,000	105	-	-	-	-	-	-	-	105
Shares issued on November 30, 2005 at USD $2.00 per unit	222,825	446	-	-		-	-	-	-	446
Shares issued on November 30, 2005 at USD $2.00 per unit	75,000	150	-	-		-	-	-	-	150
Private placement issued December 28, 2005 at USD $1.25 per unit	800,000	1,000	-	-		-	35	-	-	1,035
Share issue cost - private placement December 28, 2005	-	(30)	-	-		-	-	-	-	(30)
Share subscription receivable	-	(198)	-	-	-	-	-	-	-	(198)
Fair value of stock options issued	-	-	-	-	-	-	1,612	-	-	1,612
Fair value of warrants issued for consulting services	-	-	-	-		-	1,904	-	-	1,904
Restructuring cost	-	-	-	-	-	-	221	-	-	221
Loss for the year	-	-	-	-	-	-	-	-	(6,069)	(6,069)
Exchange difference	-	-	-	-	-	-	-	324	-	324

Balance - December 31, 2005	6,864,352	64,113	-	-	2,000,000	2,000	4,809	(929)	(68,269)	1,724

Share subscription received in January, 2006	-	198	-	-	-	-	-	-	-	198
Shares issued for settlement of debt on February 27,2006 at USD $2.00 per unit	100,000	238	-	-		-	-	-	-	238
Option exercised at USD $1.00 per unit	1,122,500	1,122	-	-	-	-	-	-	-	1,122
Shares issued for settlement of services on March 1, 2006 at CAD $2.30 per unit	28,260	58	-	-		-	-	-	-	58
Shares issued for settlement of debt on March 28, 2006 at USD $2.00 per unit	40,000	102	-	-		-	-	-	-	102

The accompanying notes form an integral part of these consolidated financial statements.

Clearly Canadian Beverage Corporation

Consolidated Statements of Changes in Shareholders’ Equity

As of March 31, 2006 and December 31, 2005, 2004

(in thousands of United States dollars, except where indicated)

Shares issued for settlement of services on March 31, 2006 at Market USD $2.39 per unit	2,089	5	-	-		-	-	-	-	5
Shares issued for settlement of services on March 31, 2006 at Market USD $2.30 per unit	2,175	5	-	-		-	-	-	-	5
Fair value of stock options issued	-	-	-	-	-	-	869	-	-	869
Loss for the period	-	-	-	-	-	-	-	-	(2,044)	(2,044)
Exchange difference	-	(9)	-	-	-	-	26	(24)	-	(7)

Balance - March 31, 2006	8,159,376	65,832	-	-	2,000,000	2,000	5,704	(953)	70,313	2,270

The accompanying notes form an integral part of these consolidated financial statements.

Clearly Canadian Beverage Corporation

Consolidated Statements of Operations

For the three months ended March 31,2006 and 2005

(in thousands of United States dollars, except where indicated)

	Unaudited March 31 2006 $	Unaudited March 31 2005 $

Sales	1,767	1,728

Cost of sales	1,342	1,192

Gross profit	425	536

General and administration expenses	1,029	632
Selling expenses	678	642
Amortization of property, plant and equipment	32	32
Royalty revenue (note 4)	(59)	(26)
Other expense	(32)	27
Financing costs	-	46
Interest on short-term debt (note 6)	91	50
Interest on long-term debt (note 10)	10	14
Stock-based compensation	869	-
Gain on sale of investments	(201)	-
Loss on settlement of debt	65	-
Restructuring	(13)	-

	2,469	1,417

Loss for the period	(2,044)	(881)

Basic and diluted loss per share (note 2) (expressed in dollars)	(0.29)	(0.85)

Going concern (note 1)

The accompanying notes form an integral part of these consolidated financial statements.

Clearly Canadian Beverage Corporation

Consolidated Statements of Cash Flows

For the three months ended March 31, 2006, 2005

(in thousands of United States dollars, except where indicated)

	Unaudited March 31 2006 $	Unaudited March 31 2005 $

Cash flows from operating activities
Loss for the period	(2,044)	(881)
Items not involving cash (note 16(a))	855	59
Changes in non-cash working capital balances related to operations (note 16(b))	554	(817)

	(635)	(1,639)

Cash flows from investing activities
Proceeds from sale of property, plant and equipment	-	-
Proceeds from sale of long-term investment	230	-
Purchase of property, plant and equipment	-	-

	230	-

Cash flows from financing activities
Proceeds on issuance of short-term debt	-	1,277
Proceeds from issuance of capital stock and warrants	1,376	97
Increase (decrease) in bank indebtedness	(90)	250
Repayment of short-term debt	-	(1)
Repayment of long-term debt	-	-

	1,286	1,623

Effect of exchange rates on cash and cash equivalents	12	13

Increase (decrease) in cash and cash equivalents	893	(3)

Cash and cash equivalents - Beginning of period	520	78

Cash and cash equivalents - End of period	1,413	75

Interest paid	101	64

Income taxes paid	-	-

Supplementary cash flow information (note 16(c))

The accompanying notes form an integral part of these consolidated financial statements.

1	Going concern

The accompanying financial statements have been prepared using Canadian generally accepted accounting principles applicable to a going concern.

While these accompanying financial statements have been prepared on the assumption that the Company is a going concern and will be able to realize its assets and discharge its liabilities in the normal course of business, certain events and conditions cast substantial doubt on this assumption. The Company had a loss of $2,044,000 for the period ended March 31, 2006 and a working capital of $273,000, an accumulated deficit of $70,313,000 and a shareholders’ equity of $2,270,000 for the period ended March 31, 2006. Operations for the period ended March 31, 2006 have been funded primarily from the issuance of capital stock and the continued support of creditors.

Management has continued to take steps to try to improve the Company’s financial results and cash flows. These steps include listing for sale its land and water rights in Ontario, analyzing liquidation of non-core investments and pursuing debt and/or equity financing to fund working capital requirements. The Company’s ability to continue operations is contingent on its ability to obtain financing. Management believes that it will be able to secure the necessary financing; however, there is no assurance that management will be successful in achieving these objectives.

These financial statements do not reflect adjustments to the carrying value of assets and liabilities, the reported revenues and expenses and balance sheet classifications used that would be necessary if the going concern assumption were not appropriate. Such adjustments could be material.

2	Summary of significant accounting policies

Nature of operations

The Company produces, distributes and markets beverage products and flavoured beverages. The Company’s products are sold principally in the United States and Canada.

Principles of accounting

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada (Canadian GAAP). These principles differ in certain respects from those accounting principles and practices that the Company would have followed had its consolidated financial statements been prepared in accordance with accounting principles and practices generally accepted in the United States (U.S. GAAP).

Consolidation

These consolidated financial statements include the accounts of Clearly Canadian Beverage Corporation and its wholly owned subsidiaries, Clearly Canadian Beverage (International) Corporation, CC Beverage (US) Corporation and Blue Mountain Springs Ltd.

In view of the consolidated nature of these financial statements, the term “Company”, as used herein, is sometimes used to refer to all of the consolidated companies collectively and, where the context or specific transactions require, is sometimes used to refer to certain of the consolidated companies individually.

Foreign currency translation

The Company uses the United States dollar as its reporting currency. The assets and liabilities of the Canadian operations are translated into United States dollars at the rates of exchange at the balance sheet dates, and revenue and expenses are translated at the average rates of exchange for the periods of operation. Unrealized gains and losses arising on translation are recorded as a separate component of shareholders’ equity.

Realized gains and losses on foreign currency transactions are included in the determination of loss for the period.

Revenue recognition

Revenue is recognized at the time that shipment of product to the customer is confirmed by the shipper, which is the point at which the customer takes ownership of the product, provided that collectibility is reasonably assured. The Company does not engage in bill and hold transactions. Distributors are contractually obligated to the Company for complete payment of products sold to them regardless of their ability to sell to retailers. A provision for returns is recorded in the period management becomes aware that it is probable that the product may be returned.

Royalty revenue is recognized as the Company is notified of the sale of the licensed product and when collectibility is reasonably assured.

Funds received in advance of revenues being recognized are recorded as customer deposits.

Inventories

Inventories consist of raw materials and finished goods. Raw materials are valued at the lower of cost and market. Finished goods are valued at the lower of cost and net realizable value. Cost is determined on a first-in first-out basis.

Long-term investments

Long-term investments are recorded at cost less write-downs for impairments in value that are other than temporary.

Distribution rights

Distribution rights, relating to the acquisition of certain territorial rights to distribute beverage products, have an indefinite life and are recorded at cost. Management reviews the carrying value of the distribution rights at least annually for impairment. Distribution rights are written down when declines in value are considered to be other than temporary based upon forecast future cash flows.

Property, plant and equipment

Property, plant and equipment are recorded at cost less accumulated amortization. Amortization is provided on a straight-line basis over the following periods which represent estimated useful life:

Buildings	30 years
Equipment	5 - 15 years
Leasehold improvements	term of the lease

These assets will be written down to the recoverable amount if carrying value exceeds that amount.

Stock-based compensation plan

The Company has a stock option plan which is described in note 13. Stock options issued to employees and directors are expensed based on their fair value.

Consideration paid for stock on exercise of stock options is credited to capital stock.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and short-term investments with original maturities of 90 days or less at the time of purchase.

Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the dates of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Significant areas requiring the use of management estimates relate to the assessment of the fair market value of stock options, land and water sources ($1,900,000) and the accrual for local marketing fees ($412,000). Actual results could differ materially from those estimates.

Financial instruments

a)	Fair value of financial instruments

The fair value of cash and cash equivalents, accounts receivable, bank indebtedness, and accounts payable and accrued liabilities corresponds to their carrying value due to their short-term nature.

The carrying value of long-term debt and capital lease obligation approximates their fair value based upon the discount rates applied. See notes 9 and 10.

b)	Concentration of credit risk

The Company grants credit to its customers in the normal course of business. Credit valuations are performed on a regular basis and the financial statements take into account an allowance for bad debts. For the period ending March 31, 2006, three customers represented 52% (2005 - two customers represented 31%) of total accounts receivable.

c)	Interest rate risk

The short-term bank credit facility bears interest at U.S. prime rate plus 4%. The long-term debt bears interest at a fixed rate as disclosed in note 10.

The Company does not use derivative instruments to manage its exposure to interest rate risk.

d)	Foreign exchange rate risk

The majority of the Company’s revenues and selling and production costs are incurred in United States dollars. However, general and administration costs are incurred in Canadian dollars and the Company is therefore subject to risk due to fluctuations in exchange rates. The Company does not use derivative instruments to manage its exposure to foreign exchange rate risk.

Marketing costs

The Company expenses all marketing costs as incurred. During the period ended March 31, 2006, the Company incurred marketing costs of $118,064 (March 31, 2005 - $251,709). These costs are included in selling expenses.

Earnings (loss) per share

Basic earnings (loss) per share are computed by dividing the earnings (loss) for the year by the weighted average number of common shares outstanding during the period ended March 31, 2006 of 7,072,681 (2005 – 1,035,835). The loss per share reflects the ten for one consolidation of the common shares during 2005. Diluted earnings (loss) per share are computed using the treasury method by including other potential common stock from exercise of stock options and warrants in the weighted average number of common shares outstanding for a period, if dilutive.

Diluted earnings (loss) per share is the same as basic earnings (loss) per share since the conversion of the convertible debenture and exercise of stock options and warrants would be anti-dilutive.

Prior year comparatives

Certain comparative figures have been reclassified to conform to the current year’s presentation.

3	Changes in accounting policies

The Company has a stock option plan which is described in note 13. Effective January 1, 2004, the Company adopted the new provisions of the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3870 on “Stock-Based Compensation and Other Stock-Based Payments”, which now requires companies to adopt the fair value based method for all stock-based awards granted on or after January 1, 2002. As a result, the Company is required to expense stock options issued to employees and directors. Previously, the Company was only required to disclose the pro forma effect of stock options issued to employees and directors in the notes to the financial statements.

The Company has applied the new provisions retroactively by a charge to retained earnings and a corresponding increase to contributed surplus in the amount of $523,000 on January 1, 2004 with respect to employee stock options granted in 2003 and 2002 (refer to note 13).

4	Royalty revenue
a)	Cascade Clear brand

The Company received $NIL royalty revenue during the period ended March 31, 2006 (March 31, 2005 - $1,600).

b)	Co-pack business

The Company received $59,000 in royalty revenue during the period ended March 31, 2006 (2004 - $24,600).

5	Bank indebtedness

The Company’s subsidiary, CC Beverage (US) Corporation (CC Beverage), has an operating line of credit available with a United States bank, which bears interest at U.S. prime rate plus 4% with a twelve month term ending August 24, 2006 and is collateralized by a first lien on all accounts receivable and inventories of CC Beverage. CC Beverage can borrow up to the lesser of $1,000,000 and 80% of trade accounts receivable outstanding less than 60 days (as of period ending March 31, 2006 - $554,300, March 31, 2005 - $670,000). The weighted average interest rate for period ending March 31, 2006 was 11.422% (March 31, 2005 - 10.38%; As of period ending March 31, 2006, $271,000 (March 31, 2005 - $522,000) has been drawn on this line of credit. This operating line of credit is also secured by a corporate guarantee from the Company.

6	Balance sheet components

Accounts receivable

	March 31, 2006 $	December 31 2005 $

Trade accounts receivable - net of allowance of $36,000 (March 31, 2004 - $25,000)	709	435
Other receivables	20	40

	729	475

Inventories

	March 31, 2006 $	March 31, 2005 $

Finished goods	473	586
Raw materials	256	195

	729	781

Property, plant and equipment and assets held for sale

				March 31, 2006

	Cost $	Accumulated amortization $	Write-down $	Net $

Land and water sources	1,603	-	-	1,603
Buildings	1,046	1,029	-	17
Equipment	1,116	938	-	178
Leasehold improvements	67	67	-	-

	3,832	2,034	-	1,798
Held for sale
Land and water sources	343	-	-	343

	4,175	2,034	-	2,141

				December 31, 2005

	Cost $	Accumulated amortization $	Write-down $	Net $

Land and water sources	1,603	-	-	1,603
Buildings	1,326	996	280	50
Equipment	1,116	938	-	178
Leasehold improvements	67	67	-	-

	4,112	2,001	280	1,831

Held for sale
Land and water sources	445	-	102	343

	4,557	2,001	382	2,174

Included in the table above are changes arising from the change in the exchange rate between the Canadian and U.S. dollar.

In 2005, the Company wrote down building, land and water source by $280,000 and $102,000 respectively to its estimated net recoverable amount. In 2004, land and water sources, buildings and equipment were written down by $721,000 (2003 - $NIL). The carrying value represents management’s best estimate of the net recoverable amount of the land and water sources, buildings and equipment. If the assumptions used by management are not borne out, the net recoverable amount of the assets may differ materially from the recorded amount.

Accounts payable and accrued liabilities

	March 31, 2006 $	December 31, 2004 $

Trade accounts payable	1,613	1,303
Marketing fees	412	474
Other accrued liabilities	616	317

	2,641	2,094

Customer deposits

As of December 31, 2005, the Company had received $NIL (2004 - $69,000) in deposits on international sales orders. These deposits have been recorded as a customer deposit liability.

Short-term debt

	March 31, 2006 $	December 31, 2004 $

Mortgage payable with land and buildings pledged as collateral, bearing interest at 3.95%, repayable at CA $1,125 per month, maturing in August 2006	139	139
Global (GMPC) Holdings Inc. (CA $187,910), bearing no interest, repayable May, 2006	161	428

	300	567

7	Long-term investments
	March 31, 2006 $	December 31, 2005 $

Public companies (quoted market value $Nil; December 31, 2005 - $223,000)	-	29

In 2005, the Company wrote down long-term investments to net recoverable amount.

8	Distribution rights

During 2004, the Company undertook its annual review of the carrying value of distribution rights and determined that the value of the distribution rights was impaired. As a result, $1,536,000 (2003 - $500,000) was recorded as an impairment. See note 2.

9	Capital lease obligation

The Company entered into a lease arrangement to acquire computer equipment. The liability under the capital lease represents the minimum lease payments payable net of imputed interest at an average rate of 18% per annum and is secured by the computer equipment.

The Company’s obligation under the capital lease consists of:	March 31, 2006 $	December 31, 2005 $

Minimum lease payments payable	15	15
Less: portion representing interest to be recorded over the remaining term of the lease	3	3

	12	12
Less: current portion	3	3

Long-term portion	9	9

Future minimum annual lease payments under the capital lease are as follows:

$

2006	5
2007	5
2008	5
15

10	Long-term debt
	March 31, 2006 $	December 31, 2005 $

Convertible promissory notes of CA $1,750,000, unsecured, non-interest bearing, repayable in cash or equivalent value of common shares at the option of the Company (see note 15(c))	1,499	1,501

	1,499	1,501

11	Convertible debenture

During the year ended December 31, 2002, the Company issued 670 debenture units, raising gross proceeds of CA $670,000, of which CA $345,000 was raised from certain directors and officers of the Company (related parties). Each debenture unit consists of a convertible debenture of CA $1,000 and 1,250 share purchase warrants at CA $0.80 per share exercisable until December 2, 2004. The debenture units were originally repayable by December 1, 2003 and bear interest at 10% per annum. The debenture units are convertible into common shares at the option of the holder any time prior to repayment at CA $0.80 per share.

The proceeds from the issuance of the debenture units were allocated to the convertible debenture, the equity conversion option and the share purchase warrants. The carrying amount of the financial liability of $398,000 at the time of issuance was determined by discounting the future stream of interest and principal payments at the prevailing market rate for a similar liability that does not have an associated equity component. The balance of $26,000 was allocated to the conversion option included in shareholders’ equity. The discount on the face value of the convertible debenture was accreted over the term of the debenture units.

During the year ended December 31, 2003, the debenture holders consented to extend the term of the debenture to December 1, 2006. For accounting purposes, the term extension has been accounted for as a settlement and the difference in the fair value of the original terms of the debenture and the modified terms of $81,000 was been recorded as a gain on the statement of operations for the year ended December 31, 2003. The corresponding discount on the carrying value of the debenture will be accreted on a straight-line basis over the extended term of the debenture units. During the year ended December 31, 2005, $30,000 was accreted (2004 - $25,000; 2003 - $8,000).

During the year ended December 31, 2005, the debenture was fully paid.

12	Capital stock

On January 14, 2005 the Company completed a private placement of 465,000 pre-consolidated shares at a price of CA $0.25 per share (46,500 shares at a price of $2.50 per share, on a post consolidated basis). The shares were issued as part of the Company’s 1,500,000 pre-consolidation share private placement announced in December 2004.

At a special and general shareholder meeting held on April 29, 2005, the Company’s shareholders approved the Company’s corporate restructuring plan and, in connection therewith:

1. The Company’s authorized share structure, its Notice of Articles and its Articles were altered by:

a.	increasing the 200,000,000 common shares without par value to an unlimited number of common shares without par value;

b.        eliminating the 10,000,000 preferred shares with a par value of $1.00 per share, none of which preferred shares were issued and outstanding; and

c.	deleting the special rights and restrictions contained in Part 26 of the Articles of the Company.

2. The Company’s authorized share structure, its Notice of Articles and its Articles were also altered by:

d.	creating a class of 2,000,000 Class A Preferred Shares with special rights and restrictions (i);
e.	creating a class of 2,000,000 Class B Preferred Shares with special rights and restrictions (ii).

(1)

The Class A Preferred Shares include the right to dividends in the amount of 10% per annum payable quarterly in advance (payable by the issuance of common shares of the Company calculated at a share price equal to the ten day average closing price of the Company’s common shares on the OTC Bulletin

Board market preceding the date of issuance of such dividend shares), the right to one vote for each Class A Preferred Share on any vote of the common shares of the Company, and the right of conversion into common shares of the Company at a conversion price equal to the ten day average trading price of the Company’s common shares on the OTC Bulletin Board market preceding the date of conversion.

(2)

The Class B Preferred Shares include the right to dividends in the amount of 10% per annum payable, in the first year, in advance, by the issuance of common shares of the Company at a price of U.S.$1.00 per share, and thereafter in advance in monthly cash instalments. Each Class B Preferred Share has the right to five votes on any vote of the common shareholders. The Class B Preferred Shares are convertible, in whole but not in part, into such number of common shares of the Company as would equal 50% of the number of fully diluted common shares of the Company immediately prior to the conversion of the Class B Preferred Shares.

Effective May 2, 2005, the Company affected a reverse split (consolidation) on a ten (10) old for one (1) new share basis.

On May 5, 2005, BG Capital Group Ltd. (“BG Capital”) converted its $1,000,000 loan with the Company into 1,000,000 Class A Preferred Shares at $1.00 per preferred share and concurrently the Company issued BG Capital an additional 1,000,000 Class A Preferred Shares at $1.00 per preferred share.

On May 16, 2005, the Company completed a brokered private placement of 1,010,000 common shares of the Company at a price of $1.00 per share with Standard Securities Capital Corporation. The Company also completed a non-brokered private placement of 2,065,000 common shares of the Company. The non-brokered private placement was completed in two issuances, with the first issuance of 1,250,000 shares on May 16, 2005 and the second issuance of 815,000 shares on May 25, 2005, all such shares were issued at a price of $1.00 per share.

On May 24, 2005, an aggregate of 207,506 common shares were issued to BG Capital in respect of dividends payable on the Class A and the Class B Preferred Shares. Also, on May 24, 2005, 450,000 shares were issued to BG Capital as a finder’s fee in connection with the Company’s recently completed private placements.

On the same date, BG Capital exchanged class A preferred shares of the Company for class B shares.

The Company completed an additional non-brokered private placement for gross proceeds of $635,953. In that respect, a total of 635,953 common shares were issued on May 27, 2005 at $1.00 per share. Directors, officers, and employees of the Company subscribed for 585,953 shares. Prior to this additional financing, the Company redeemed all of its outstanding convertible debentures and debenture holders who held a majority of the debentures reinvested their debenture redemption proceeds in this private placement.

As part of its 2005 corporate restructuring and to reduce future obligations and cost, the Company negotiated certain amendments to consulting agreements and the Company's office lease. In connection with these amendments, the Company issued of 225,000 shares at a market value of $1.17 per share, $117,000 in cash, and 25,000 shares at a market value of $1.38 per share.

On November 30, 2005, Global (GMPC) Holdings Inc. convert CAD$500,000 of principal amount of loan into common shares at conversion price of $2.00 U.S. per share and extended the maturity date of the loan to May 2, 2006 for the balance of CAD$500,000 of principal amount of loan. The company issued 75,000 common shares to Global at market price of $2.00 per share for extending the maturity date to May 2, 2006 and amending the agreement that no interest will be payable on the remaining principal amount of loan.

On December 28, 2005, the Company completed a private placement of 800,000 units at $1.25 per unit raising $1,000,000. Each unit consisted of one common share of the Company and six and quarter share purchase series A warrant at vested price of $1.25, six and a quarter share purchase series B warrant at vested price of $1.50, six and a quarter share purchase series C warrant at vested price of $2.00, and six and quarter share purchase series D warrant at vested price of $4.00. Series A warrant must be exercised by December 31,

2006. Series B warrant will be fully vested if Series A warrant are fully exercised and exercised by December 31, 2007, Series C warrant will be fully vested if Series B warrant are fully exercised and exercised by December 31, 2008, Series D warrant will be fully vested if Series C warrant are fully exercised and exercised by December 31, 2009.

On February 27, 2006 and March 28, 2006, Global (GMPC) Holdings Inc. convert CAD$222,570 and CAD $89,250 of principal amount of loan into common shares at conversion price of $2.00 U.S. per share. The company issued 100,000 and 40,000 shares respectively.

13	Stock options, warrants, Shareholders’ Rights Plan, and other commitments to issue shares

Stock options

Under the April 29, 2005 stock plan, the Company may grant options to purchase up to 1,750,000 common shares of the Company, and under the 2006 equity incentive plan, the Company may grant options to purchase up to 10,000,000 common shares of the Company. Options may be issued under the stock option plan as determined at the sole discretion of the Company’s board of directors. Options may be issued for a term of up to 10 years at an exercise price to be determined by the Company’s board of directors, provided that the exercise price is not less than the average closing price of the Company’s shares for the 10 trading days preceding the date on which the options are granted. All options vest immediately on issuance.

A summary of the status of the Company’s stock option plan is presented below:

	Number of options (000’s)	Weighted average exercise price CA$

Options outstanding at December 31, 2003: Granted Expired	162 10 (3)	9.10 4.00 7.90

Options outstanding at December 31, 2004: Granted Expired Exercised Surrendered	169 1,709 (56) (105) (100)	8.70 1.21 7.24 1.17 1.17
Options outstanding at December 31, 2005:	1,617	1.77
Granted Expired Exercised Surrendered	435 - (1,122) -	1.60 - 1.00 -
Option outstanding at March 31, 2006	930	2.52

The number of options has been adjusted to reflect the ten for one consolidation of the common shares on May 2, 2005. The weighted average exercise price of options outstanding as at period ended March 31, 2006 includes the effect of options repriced during 2004.

During the period ended March 31, 2006, the Company granted 435,500 (2005 – Nil) options under the stock option plan. The fair value of the options granted of $869,000 (2005 - $Nil) has been recorded as other expense.

The Company has estimated the fair value of each option on the date of grant using the Black-Scholes Options Pricing model with the following weighted average assumptions:

Risk-free interest rate	4.38% to 4.82%
Expected life of options	5 years
Expected volatility in the market price of the shares	185%
Expected dividend yield	0.0%

At the Company’s annual general meeting held on June 26, 2003, the shareholders approved the repricing of up to 41,540 previously granted stock options. Pursuant to the repricing, the exercise price of the stock options was reduced to approximately $4.80 (CA $6.50), representing an exercise price that was not less than the average closing price of the Company’s shares for the 10 trading days preceding the announcement of the repricing. The incremental increase in the fair value of these options as a result of the modification, calculated using the Black-Scholes valuation model, was nominal and therefore no additional pro forma stock-based compensation expense was recorded in the year. The fair value of each option granted or repriced was determined using the Black-Scholes option pricing model and the following weighted average assumptions:

Weighted average grant or repricing date fair value	CA $5.60
Risk-free interest rate	3.00%
Expected life of options	10 years
Expected volatility in the market price of the shares	120.5%
Expected dividend yield	0.0%

Warrants

The following table summarizes information about common share purchase warrants outstanding:

Exercise price per share	Balance - December 31, 2005	Granted	Expired	Balance - March 31, 2005	Expiry date

U.S.$2.80 (CA $3.40)	25,000	-	(25,000)	-	March 2006
U.S.$1.25 (CA $1.46)	5,000,000	-	-	5,000,000	December 2006
U.S.$1.50 (CA $1.76)	5,000,000	-	-	5,000,000	December 2007
U.S.$2.00 (CA $2.34)	5,000,000	-	-	5,000,000	December 2008
U.S.$4.50 (CA $5.27)	5,000,000	-	-	5,000,000	December 2009
U.S.$2.00 (CA $2.34)	1,000,000	-	-	1,000,000	October 2010

	21,025,000	-	-	21,000,000

On November 1, 2005, the Company issued 1,000,000 warrants in consideration for consulting services. Each warrant entitles the holder to purchase one common share at a price of U.S.$2.00 for five years. The warrants were estimated to have a fair value of $1,908,000 based upon the Black-Scholes model. The consulting expense is being recognized on a straight-line basis over the term of the consulting agreement.

On March 24, 2006, 25,000 brokers warrants issued with a previous private placement expired.

Shareholders’ Rights Plan

The Company has a Shareholders’ Rights Plan which is contained within a Rights Agreement dated October 1, 1990, and a Supermajority Amendment, which forms part of the Company’s articles. The Rights Plan expires on December 31, 2009.

In general terms, the rights issuable under the Rights Plan permit shareholders to purchase the Company’s shares at 50% of the market price at the time of the occurrence of certain Triggering Events. Generally, a Triggering Event is where a party (Acquiring Person) endeavours to merge, amalgamate, acquire assets or acquire greater than 20% of the voting shares of the Company without the approval of the Company’s directors. An Acquiring Person who causes the Triggering Event to occur is specifically excluded from acquiring shares under the adjustment formula provided for in the Rights Agreement. The rights adjustment does not occur where an offer to acquire shares is determined to be a Qualified Offer. A Qualified Offer is an offer for all outstanding shares on terms determined by a majority of the Company’s directors as being in the best interest of the Company and its shareholders.

Other commitments to issue shares

During the period ending March 31, 2006, the Company accrued and owes 30,500 common shares (non-cash value of $70,150) to a company it has engaged by way of contract dated February 7, 2006, to provide branding, consulting and creative services. Similarly, in the same period, the Company accrued and owes 120,000 common shares (non-cash value of $276,000) to BG Capital in connection with a contract for services in connection with the Company’s business, financing requirements, and restructuring efforts by way of contract dated April 1, 2005.

14	Related party transactions

In the ordinary course of business, the Company enters into transactions with related parties. All related party transactions are recorded at their exchange amounts.

During the period ended March 31, 2006, the Company paid $Nil (2005 - $55,000) for the lease of its office premises to a limited partnership in which certain directors and a company with common directors own limited partnership interests.

During the period ended March 31, 2006, the Company accrued and owes 120,000 common shares (non-cash value of $276,000) to BG Capital in connection with a contract for services in connection with the Company’s business, financing requirements, and restructuring efforts (see related party transactions below) by way of contract dated April 1, 2005. BG Capital is a controlling shareholder of the Company.

Also see notes 6.

15	Commitments and contingencies
a)	Operating leases

The Company has entered into operating leases for certain office equipment and premises (note 15). Total payments required under these leases are as follows:

$

2006	14

b)	Consulting contracts

The Company has contracts for terms of three to five years with certain senior officers, directors or companies controlled by them. These contracts require the Company to pay consulting fees totalling approximately $612,000 (2004 - $557,000) per year and paid an additional $325,000 in contract settlement fees. The contracts also require the Company to assume certain monetary obligations to the senior officers, directors and/or companies controlled by them in the event of termination of the contracts by the Company without cause. During 2001, the shareholders approved the amendment of certain of the consulting contracts to reduce the ongoing fees payable. In exchange, the Company paid to the companies controlled by the applicable directors/officers a total of $418,000 in cash and $64,000 in common shares of a publicly traded company. The Company is recognizing the expense related to the deferred charge over five years, the term of the original contracts. During 2004, the Company expensed $96,000 (2004 - $106,000; 2003 - $106,000) of the deferred charge and recorded $116,000 (2004 - $128,000; 2003 - $119,000) as a current prepaid item, leaving a balance of $NIL (2004 - $116,000; 2003 - $257,000) as long-term prepaid contracts.

On November 1, 2005, the Company entered into a consulting agreement with a term of five years. The Company issued a warrant to purchase 1,000,000 common shares of the Company at $2.00 per share as consideration. The fair value of the warrant as determined using the Black-Scholes method was $1,904,000.The Company is recognizing the expense related to the agreement over the five year term of the agreement. During the period ended March 31, 2006, the Company expensed $113,000 (2005- Nil) and recorded $380,400 as a current prepaid item leaving a balance of $1,364,000 as a long-term prepaid contract.

c)	Dispute with Ralph Moyal

In and around April, 1997, the Company acquired the shares of Blue Mountain Springs Ltd. (Blue Mountain) for CA$4,500,000, of which CA$1,750,000 remains outstanding (note 9) to the vendors thereof, Jeanette McGrath and Shari-Anne Dudart (the Vendors). In April 1997, a claim was filed in the Ontario Supreme Court against the Company, and Gerry McGrath, the father of the Vendors. The plaintiff, Ralph Moyal (Moyal), is seeking various declaratory reliefs relating to his claim of entitlement to shares in Blue Mountain and certain property interests owned by Blue Mountain. In connection therewith, Moyal is seeking an order setting aside the share purchase agreement (the Share Purchase Agreement) pursuant to which the Company acquired Blue Mountain. The Company is vigorously defending the Moyal action on the basis that it was not involved in, nor did it have any knowledge of, the events upon which Moyal makes his claim of entitlement to an interest in Blue Mountain or its properties, and on the basis that it is a bona fide purchaser for value of the shares in Blue Mountain without notice or knowledge of any defect or deficiency in title thereto. In addition, the Company has asserted a claim against the Vendors for contribution and indemnity in accordance with its rights under the Share Purchase Agreement. The Company has delivered a statement of defence, counterclaim and cross claim in which it has claimed damages against Moyal, as a result of the registration of a certificate of pending litigation against certain lands owned by Blue Mountain, the right to set off any and all damages, costs and interests incurred as against amounts owing to the Vendors (in accordance with its rights under the Share Purchase Agreement) and declaratory relief against the lawyers for Gerry McGrath and Moyal who were involved in the transactions.

In and around October 1997, a claim was filed by the Vendors in the Ontario Supreme Court against the Company seeking damages for breach of the Share Purchase Agreement, and in particular, seeking payment under the Share Purchase Agreement, portions of which the Company has withheld to date based on the Company’s indemnity and set off rights under the Share Purchase Agreement and as a result of certain undischarged encumbrances and outstanding matters that the Vendors have not attended to in connection with the Company’s purchase of Blue Mountain. In January 1998, a related claim was filed by the Vendors in the Ontario Supreme Court against the Company seeking damages as a result of the Company’s failure to agree to release shares and monies related to payments under the Share Purchase Agreement. The Company is vigorously defending these actions and has delivered a statement of defence and counterclaim against the Vendors in which it denies that it has breached its obligations under the Share Purchase Agreement and states that it is the Vendors who have failed to uphold their obligations under the Share Purchase Agreement. In its counterclaim, the Company claims against the Vendors for contribution and indemnity and the right of set off as described above.

The trials of all of the above noted claims are scheduled to be heard together. Although there is no scheduled trial date, it is anticipated that these actions could be heard before the court in the fall of 2006 or the spring of 2007or earlier if certain issues within the actions proceed to court by way of summary motion instead of trial. Based on the facts and the indemnity and set off rights that the Company has against the Vendors, the Company believes that no accrual is required.

The Company has incurred approximately CA$991,367.58 in legal fees to date in defending and prosecuting the above noted actions, of which approximately CA$28,368.82 was incurred in the current year. The Company expects to be able to apply a portion of these amounts toward any amounts due upon the outcome of these matters. These legal fees have been expensed in the periods in which they were incurred.

d)	Dispute with D. Bruce Horton and Continental Consulting Ltd.

In August 1999, a claim was filed against the Company in the Supreme Court of British Columbia by D. Bruce Horton and his company, Continental Consulting Ltd. (Continental). Mr. Horton is claiming compensation from the Company for allegedly constructively dismissing him as an officer of the Company. Continental is claiming compensation from the Company alleging that the Company terminated its management agreement without cause. Mr. Horton and Continental are claiming an aggregate of CA $2,400,000 plus interest and costs. The Company does not accept Mr. Horton’s and Continental’s allegations, and has filed statements of defence and has further filed counterclaims against Mr. Horton and Continental for monies owed and damages. The Company has made an accrual based on its expected costs.

e)	Ordinary course business proceedings

The Company is subject to various legal proceedings and claims that arise in the ordinary course of business. Management is of the opinion that such claims will not have a material adverse effect on the Company’s future operations or financial position.

f)

With respect to the long-term indebtedness assumed by the purchaser of the private label co-pack bottling business during the year ended December 31, 2001, the Company’s subsidiary, CC Beverage, still remains as the primary borrower; however, the purchaser is under an obligation to obtain a release of such indebtedness. The purchaser holds a letter of credit with a United States bank to secure the long-term indebtedness. The Company has assessed its liability under this guarantee and determined the fair value to be $NIL.

16	Supplementary cash flow information
	March 31, 2006 $	March 31, 2005 $

a) Items not involving cash
Amortization of property, plant and equipment	32	32
Stock-based compensation	869	-
Gain on sale of investment	(201)	-
Loss on settlement of debt	65	-
Interest accretion on convertible debenture and short-term debt	90	27

	855	59

b) Changes in non-cash working capital balances related to operations
Accounts receivable	(254)	(443)
Inventories	118	(176)
Prepaid expenses, deposits and other assets	30	15
Prepaid contracts	113	-
Accounts payable and accrued liabilities	547	(194)
Customer deposits	-	(19)

	554	(817)

c) Non-cash investing and financing activities
Common shares issued for settlement of debt	340	-
Fair value of common shares issed for settlement of services	68	-

	408	-

17	Segmented information

The presentation of the segmented information is based on the way that management organizes the business for making operating decisions and assessing performance. The Company operates solely in the beverage industry, selling flavoured water and carbonated beverages, and management uses geographic areas to monitor the business. The “other” segment represents sales outside North America. Management evaluates the performance of each segment based on the earnings (loss) from operations before the write-down of property, plant and equipment.

The transactions between segments are measured at the exchange value, which is the amount of consideration established and agreed to by each segment.

	March 31, 2006 $	March 31, 2005 $

Sales
Canada
Total sales	216	367
Less: Sales to other segments	-	-

Sales to external customers	216	367

United States
Total sales	1,551	1,361
Less: Sales to other segments	(46)	(93)

Sales to external customers	1,505	1,268

Other
Sales to external customers	46	93

Total sales to external customers	1,767	1,728

Interest expense on short-term and long-term debt
Canada	91	55
United States	10	9

	101	64

Amortization
Canada	32	32
United States	-	-

	32	32

Loss before income taxes, amortization of intangible assets and write-down of property, plant and equipment
Canada	(1,817)	(164)
United States	(227)	(717)
Other	-	-

	(2,044)	(881)

Loss for the period before income taxes	(2,044)	(881)

	March 31, 2006 $	March 31, 2005 $

Assets
Canada	5,989	3,567
United States	633	729
Other	28	28

	6,650	4,324

Assets held for sale
Canada	343	413
United States	-	-

	343	415

Total assets	6,993	4,737

Property, plant and equipment additions
Canada	-	-
United States	-	-

	-	-

With respect to third parties, the Company has two customers (2005 - two customers) that represent more than 10% of sales. Sales are on an unsecured open account basis under specific credit terms. The agreements allow the Company to make alternative distribution arrangements within the relevant territories under certain conditions, including a business failure of a distributor.

18	Restructuring Cost

During the year the Company entered into a number of restructuring activities in an effort to attain profitability. Costs of these activities are set out below:

Management contract settlement	17
Settlement with supplier	(30)

(13)

The management contract settlement costs are the result of the Company terminating certain consulting agreements. The settlement with supplier relates to computer program maintenance services.

19	Subsequent events
a)

In May, 2006, the Company is completing a brokered private placement of 1,312,500 common shares issued at $2.00 per share raising a total of $2,625,000.00. The Company will be expecting to pay broker’s fees of $183,050 and broker warrants to purchase 91,525 common shares at $2.25 USD per share, vesting upon issuance and expiring in May, 2007. The Company will be expecting to pay an additional finders fee of $523,000 to BG Capital, a controlling shareholder of the Company.

b)

On April 17, 2006, the Company entered into an agreement of purchase and sale with Fern Brook Springs Bottled Water Company Limited relating to the sale, for CA$400,000 of certain water equipment assets owned by the Company and used in connection with it’s Thornton, Ontario well site, which the Company is no longer using and in respect of which the Company has terminated its lease as of July, 2007

CORPORATE PROFILE

Board of Directors

Marco P. Markin

Brent Lokash

Cameron Strang

David Parkes

Corporate Head Office

Clearly Canadian Beverage Corporation

2267 W. 10th Avenue, Vancouver

British Columbia, Canada V6K 2J1

1-800-735-7180 (U.S.A and Canada)

1-800-742-5300 (International)

www.clearly.ca

e-mail: info@clearly.ca or consumer.relations@cleary.ca

U.S. Subsidiary

CC Beverage (U.S.) Corporation

P.O. Box 326, Burlington

Washington, USA 98233

Stock Exchange

OTCBB (trading symbol: CCBEF)

Registrar and Transfer Agent

Pacific Corporate Trust Company

Vancouver, British Columbia, Canada

1-877-288-6822

Shareholder Information

Shareholder Relations

Email: investor@clearly.ca

Phone: 1 (800) 983-0993

1st quarter report for the 3 months ended March 31, 2006

MANAGEMENT DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS

(ALL FIGURES BELOW AND IN THE ATTACHED SCHEDULES ARE STATED IN U.S. DOLLARS)

The accompanying unaudited interim consolidated financial statements of the Company have been prepared by and are the responsibility of the Company’s management. The Company’s independent auditor has performed a review of the Company’s unaudited interim consolidated financial statements as at and for the three months ended March 31, 2006.

The following discussion addresses the operating results and financial condition of Clearly Canadian for the three months ended March 31, 2006. The Management Discussion and Analysis should be read in conjunction with the Company’s consolidated audited financial statements and the accompanying notes as well as the reference to forward-looking statements within this report. All results in this report are presented in US dollars, unless otherwise indicated.

Basic and diluted earnings (loss) per share figures have been adjusted in the following financial results to reflect a 10:1 consolidation which was completed May 5, 2005.

Operating Results

Three months ended March 31, 2006 compared with three months ended March 31, 2005

Sales were $1,767,000 for the period ended March 31, 2006 compared with $1,728,000 for the period ended March 31, 2005, an increase of 2% ($39,000) compared to the period ended March 31, 2005. This increase in sales is attributable, in part, to commencing a change in the packaging of the Company’s core brand sparkling, flavoured waters and aggressively depleting old inventory in anticipation of shipping the improved product in the second quarter of 2006, and, in part, to the continued growth of the Company’s private label business.

There was a decline in gross profit margin percentages, being 24% on gross margins for the period ended March 31, 2006 and 31% for the period ended March 31, 2005. This decline is a result of selling inventory of our core brand’s old packaging at a discount rather than writing off inventory. With the introduction of the new packaging in the second quarter of 2006, the Company expects to reduce its cost of sales and increase its gross profit margins, compared to 2005, as a result of improved label changes on its core product.

The Company’s general and administrative expenses for the period ended March 31, 2006 were $1,029,000 or 58% of sales, compared to the period ended March 31, 2005, in which they were $632,000, or 37% of sales. Included in the general and administrative expenses for the current period were prepaid contracts in the amount of $113,000, or 6% of sales, in connection with a five year consulting agreement that is a non cash item (see consolidated statement of cash flows), extraordinary legal fees of approximately $80,000 or 4.5% of sales relating to financings, and $346,500 in extraordinary stock compensation expenses accrued and owing for services rendered to the Company or 19.6% of sales. Year to date, the Company has taken significant steps to streamline its upper level management and reduce office expense overhead. The company expects to continue these cost reduction measures through 2006.

Selling expenses of $678,000 for the period ended March 31, 2006 were approximately 38% of sales, compared with $642,000 or approximately 37% of sales for period of March 31, 2005. The Company expects to increase its selling expenses in the second quarter of 2006 with the launch of its new core brand packaging, however, the Company expects to be able to work on reducing these expenses in the third and fourth quarters.

The loss for the period ended March 31, 2006 was $2,044,000 (or $0.29 per share) compared with $881,000 for period ended March 31, 2005 (or $0.85 per share). The loss for the period ended March 31, 2006 includes the following expenses:

a)

$869,000 stock compensation expense for the period ended March 31, 2006 (Q1-2005: $Nil) which represents the non-cash value attributed to certain stock options granted during the period ended March 31, 2006;

b)	$201,000 gain on sales of investments of marketable securities for the period ended March 31, 2006 (Q1-2005: Nil)

c)	$65,000 loss on settlement of debt for the period ended March 31, 2006 (Q1-2005: Nil)

d)

$346,150 extraordinary stock compensation expenses accrued and owing for the period ended March 31, 2006, which represents the non-cash value attributed to certain issuances of stock agreed to by the Company for services rendered up to the end of the period (Q1-2005: Nil).

Selected Annual Information

($ in thousands, except per share data)

	Year Ended December 31, 2005	Year Ended December 31, 2004	Year Ended December 31, 2003

Total revenue	9,141	11,586	13,270
Net loss	6,069	5,086	3,713
Basic and diluted loss per share	1.06	6.56	5.48
Total assets	6,259	4,181	7,356
Long term debt	1,501	1,957	1,799
Total liabilities	4,535	7,696	6,231

The following is a summary of quarterly results of the Company for the eight most recently completed financial quarters ended March 31, 2006.

Amounts in Accordance with Canadian GAAP (unaudited) ($ in thousands, except per share data)	2006 31-Mar	2005 31-Dec	2005 30-Sep	2005 30-Jun	2005 31-Mar	2004 31-Dec	2004 30-Sep	2004 30-June

Sales	1,767	1,955	2,897	2,561	1,728	2,248	3,273	3,131
Cost of sales	1,342	1,373	2,008	1,776	1,192	1,603	2,183	2,201
Gross profit	425	582	889	785	536	645	1,090	930
Selling, general and administrative expenses	1,707	1,457	1,461	1,400	1,274	1,395	1,376	1,513
Amortization of property, plant and equipment	32	32	30	28	32	34	33	32
Royalty	(59)	(46)	-	-	(26)	(133)	-	-
Interest expense	101	58	42	57	64	83	55	58
Other, interest, gains, losses and writedowns	688	1,129	818	978	73	2,417	271	120
Net loss	(2,044)	(2,048)	(1,462)	(1,678)	(881)	(3,151)	(645)	(793)
Net loss per share	(0.29)	(0.39)	(0.27)	(0.55)	(0.85)	(3.90)	(0.90)	(1.10)
Weighted average shares outstanding	7,072,681	5,728,924	5,413,973	3,044,976	1,035,835	814,767	749,588	745,568

1 Includes a recovery of an accrual recorded in a prior year in the amount of $387,000.

2 Per share figures have been adjusted to reflect the 10:1 consolidation which was completed as of May 5, 2005.

Liquidity and Capital Resources

In order to continue the improvement of the Company’s balance sheet the Company proceeded with the following matters related to its corporate restructuring:

i)	conversion of $280,000 of short term debt into common shares (140,000 common shares at a price of $2 per share) completed February 27, 2006 and March 28, 2006.

ii)	conversion of $68,000 of accounts payable into common shares (32,592 common shares at market price) completed in March, 2006.

At March 31, 2006 the Company had a working capital surplus of $273,000 compared to a working capital deficit of $446,000 at December 31, 2005, and bank indebtedness related to an operating line of credit against receivables of, $271,000 at March 31, 2006 compared to bank indebtedness of $361,000 at December 31, 2005. Net cash used in operating activities was $635,000 consisting of operating losses for the period ended March 31, 2006 and changes in the non-cash working capital balances compared to net cash used of $1,639,000 for the period ended March 31, 2005. Net cash from investing for the period ended March 31, 2006 was $230,000 as result of the disposal of investment in marketable securities compared to $Nil for the period ended March 31, 2005. Net cash provided by financing activities was $1,286,000 compared to $1,623,000 for the period ended March 31, 2005, which consisted of conversion of $280,000 of short term debt into common shares, proceeds from the exercise of stock options of $1,122,000, conversion of $68,000 of accounts payable to common shares, and repayment of bank indebtedness, related to an operating line of credit against receivables, of $90,000.

The Company's total contractual obligations at March 31,2006 were $3,891,000 and were comprised of various types of debt instruments, including an operating line of credit, short term loans, promissory notes, convertible debentures, mortgages and operating leases.

The following table is a summary of the Company’s contractual obligations as at March 31, 2006:

	Payments Due by Period (12 months ending) March 31,
Contractual Obligations ($ in thousands, except per share data)	Total	2007	2008	2009	2010	2011	2012 and thereafter

Operating line of credit	271	271	-	-	-	-	-
Letters of credit	-	-	-	-	-	-	-
Short term loans	300	300	-	-	-	-	-
Long term debt	1,501	1,501	-	-	-	-	-
Operating leases (office equipment and premises)	14	5	5	4	-	-	-
Consulting contracts	2,151	726	380	380	380	285	-

Total Contractual obligations	4,237	2,803	385	384	380	285	-

Related Party Transactions

In the ordinary course of business, the Company enters into transactions with related parties. All related party transactions are recorded at their exchange amounts.

During the year period ended March 31, 2006, the Company paid $Nil compared to $55,000 for the lease of its office premises to a limited partnership in which certain ex-directors of the Company had an interest. The Company terminated this lease on December 31, 2005 and has moved to different premises.

At March 31, 2006 the Company accrued for a debt of $276,000 owing in common stock of the Company to BG Capital, a controlling shareholder of the Company, for services rendered to the Company, compared to March 31,

2005 where CA$729,000 was owing to certain ex-directors of the Company, and a personal letter of credit in the amount of CA$101,000 (US$84,000) had been pledged by certain ex-directors of the Company.

Critical Accounting Estimates

Going concern

The accompanying financial statements have been prepared using Canadian generally accepted accounting principles applicable to a going concern.

While these accompanying financial statements have been prepared on the assumption that the Company is a going concern and will be able to realize its assets and discharge its liabilities in the normal course of business, certain events and conditions cast substantial doubt on this assumption. The Company had a working capital surplus of $619,000 at March 31, 2005 compared to a deficit of $446,000 at December 31, 2005, the Company had a loss of $1,698,000 for the period ended March 31, 2006 compared to a loss of $881,000 for the period ended March 31, 2005, an accumulated deficit of $69,967,000 (with a shareholders’ equity of $2,616,000) at March 31, 2006 compared to $68,269,000 (and $1,724,000 respectively) at December 31, 2005. Operations for the period ended March 31, 2006 have been funded primarily from the issuance of capital stock.

Management has continued to take steps to try to improve the Company’s financial results and cash flows. These steps include analyzing the liquidation of non-core investments and pursuing debt and/or equity financing to fund working capital requirements (see Subsequent Events). Management believes that it may be able to secure the necessary financings, however, there is no assurance that management will be successful in achieving these objectives.

These financial statements do not reflect adjustments to the carrying value of assets and liabilities, the reported revenues and expenses and balance sheet classifications used that would be necessary if the going concern assumption were not appropriate. Such adjustments could be material.

Financial instruments

a)	Fair value of financial instruments

The fair value of cash and cash equivalents, accounts receivable, bank indebtedness, and accounts payable and accrued liabilities corresponds to their carrying value due to their short-term nature. The carrying value of long-term debt approximates its fair value based upon the discount rates applied.

b) Concentration of credit risk

The Company grants credit to its customers in the normal course of business. Credit valuations are performed on a regular basis and the financial statements take into account an allowance for bad debts. As of the period ended March 31, 2006, three customers represented 52% (two customer for ther period ended March 31, 2006 represented 24%) of total accounts receivable.

c) Interest rate risk

The Company’s short term bank credit facility bears interest at U.S. prime plus 4%. The long term debt bears interest at a fixed rate, as disclosed in the notes to these financial statements. The Company does not use derivative instruments to manage its exposure to interest rate risk.

d) Foreign exchange rate risk

The majority of the Company’s revenues are earned and production costs incurred in the United States. However, certain selling, general and administration costs are incurred in Canada and the Company is therefore subject to risk due to fluctuations in exchange rates. The Company does not use derivative instruments to manage its exposure to foreign exchange rate risk.

Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the dates of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Significant areas requiring the use of management estimates relate to the assessment of the carrying value of and land and water sources ($1.57 million). Actual results could differ materially from those estimates.

Legal Proceedings

Dispute with Ralph Moyal

In and around April, 1997, the Company acquired the shares of Blue Mountain Springs Ltd. (Blue Mountain) for CA$4,500,000, of which CA$1,750,000 remains outstanding (note 9) to the vendors thereof, Jeanette McGrath and Shari-Anne Dudart (the Vendors). In April 1997, a claim was filed in the Ontario Supreme Court against the Company, and Gerry McGrath, the father of the Vendors. The plaintiff, Ralph Moyal (Moyal), is seeking various declaratory reliefs relating to his claim of entitlement to shares in Blue Mountain and certain property interests owned by Blue Mountain. In connection therewith, Moyal is seeking an order setting aside the share purchase agreement (the Share Purchase Agreement) pursuant to which the Company acquired Blue Mountain. The Company is vigorously defending the Moyal action on the basis that it was not involved in, nor did it have any knowledge of, the events upon which Moyal makes his claim of entitlement to an interest in Blue Mountain or its properties, and on the basis that it is a bona fide purchaser for value of the shares in Blue Mountain without notice or knowledge of any defect or deficiency in title thereto. In addition, the Company has asserted a claim against the Vendors for contribution and indemnity in accordance with its rights under the Share Purchase Agreement. The Company has delivered a statement of defence, counterclaim and cross claim in which it has claimed damages against Moyal, as a result of the registration of a certificate of pending litigation against certain lands owned by Blue Mountain, the right to set off any and all damages, costs and interests incurred as against amounts owing to the Vendors (in accordance with its rights under the Share Purchase Agreement) and declaratory relief against the lawyers for Gerry McGrath and Moyal who were involved in the transactions.

In and around October 1997, a claim was filed by the Vendors in the Ontario Supreme Court against the Company seeking damages for breach of the Share Purchase Agreement, and in particular, seeking payment under the Share Purchase Agreement, portions of which the Company has withheld to date based on the Company’s indemnity and set off rights under the Share Purchase Agreement and as a result of certain undischarged encumbrances and outstanding matters that the Vendors have not attended to in connection with the Company’s purchase of Blue Mountain. In January 1998, a related claim was filed by the Vendors in the Ontario Supreme Court against the Company seeking damages as a result of the Company’s failure to agree to release shares and monies related to payments under the Share Purchase Agreement. The Company is vigorously defending these actions and has delivered a statement of defence and counterclaim against the Vendors in which it denies that it has breached its obligations under the Share Purchase Agreement and states that it is the Vendors who have failed to uphold their obligations under the Share Purchase Agreement. In its counterclaim, the Company claims against the Vendors for contribution and indemnity and the right of set off as described above.

The trials of all of the above noted claims are scheduled to be heard together. Although there is no scheduled trial date, it is anticipated that these actions could be heard before the court in the fall of 2006 or the spring of 2007or earlier if certain issues within the actions proceed to court by way of summary motion instead of trial. Based on the facts and the indemnity and set off rights that the Company has against the Vendors, the Company believes that no accrual is required.

The Company has incurred approximately CA$991,367.58 in legal fees to date in defending and prosecuting the above noted actions, of which approximately CA$28,368.82 was incurred in the current year. The Company expects to be able to apply a portion of these amounts toward any amounts due upon the outcome of these matters. These legal fees have been expensed in the periods in which they were incurred.

Dispute with D. Bruce Horton and Continental Consulting Ltd.

In August 1999, a claim was filed against the Company in the Supreme Court of British Columbia by D. Bruce Horton and his company, Continental Consulting Ltd. (Continental). Mr. Horton is claiming compensation from the Company for allegedly constructively dismissing him as an officer of the Company. Continental is claiming compensation from the Company alleging that the Company terminated its management agreement without cause. Mr. Horton and Continental are claiming an aggregate of CA$2.4 million plus interest and costs. The Company does not accept Mr. Horton’s and Continental’s allegations, and has filed statements of defence and has further filed counterclaims against Mr. Horton and Continental for monies owed and damages. The Company has made an accrual based on its expected costs.

Ordinary course business proceedings

The Company is subject to various legal proceedings and claims that arise in the ordinary course of business. Management is of the opinion that such claims are not likely to have a material adverse effect on the Company’s future operations or financial position.

Stock Exchange

he shares of the Company trade in the United States on the OTC Bulletin Board under the trading symbol “CCBEF”.

Subsequent Events

b)

In May, 2006, the Company is completing a series of non-brokered private placement of 1,312,500 common shares issued at $2.00 per share raising a total of $2,625,000.00. The Company is expecting to pay finder’s fees of $183,050 cash and warrants to purchase 91,525 common shares at $2.25 USD per share, vesting upon issuance and expiring in May, 2007. The Company is expecting to pay an additional finders fee of $130,750 to BG Capital, a controlling shareholder of the Company.

c)

On April 17, 2006, the Company entered into an agreement of purchase and sale with Fern Brook Springs Bottled Water Company Limited relating to the sale, for CA$400,000 of certain water equipment assets owned by the Company and used in connection with it’s Thornton, Ontario well site, which the Company is no longer using and in respect of which the Company has terminated its lease as of July, 2007.

Corporate Governance

Clearly Canadian believes that quality corporate governance is essential to ensuring effective management of our Company. Clearly Canadian’s corporate governance policy is substantially aligned with the guidelines set out in the report of The Toronto Stock Exchange Committee on Corporate Governance in Canada.

Note Regarding Forward-Looking Statements

Statements herein that are not historical facts are forward-looking statements that are subject to risks and uncertainties. Words such as “expects”, “intends”, “may”, “could”, “should”, “anticipates”, “likely”, “believes” and words of similar import also identify forward-looking statements. Forward-looking statements are based on current facts and analyses and other information that are based on forecasts of future results, estimates of amounts not yet determined and assumptions of management, including, but not limited to, the Company’s ability to raise additional debt and/or equity financing to fund operations and working capital requirements, the Company’s analysis of its current and future sales and sales trends, its product distribution systems, and changes thereto, and the Company’s expectations regarding the effects of its restructuring efforts, and its production distribution, promotional and marketing activities and the potential benefits of such changes, efforts and activities on its results of operations in future periods. Actual results may differ materially from those currently anticipated due to a number of factors including, but not limited to, general economic conditions, changing beverage consumption trends of consumers, the Company’s ability to generate sufficient cash flows to support general operating activities and capital expansion plans, competition, pricing and availability of raw materials, the Company’s ability to maintain the current and future retail listings for its beverage products and to maintain favourable supply, production and distribution arrangements, laws and regulations and changes thereto that may affect the way the Company’s products are manufactured, distributed and sold and other factors beyond the reasonable control of the Company. Additional information on factors that may affect the business and financial results of the Company can be found in filings of the Company with the U.S. Securities and Exchange Commission and with the British Columbia and Ontario Securities Commissions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Clearly Canadian Beverage Corporation

/s/ Brent Lokash

Brent Lokash

President and Chief Financial Officer

Date: May 30, 2006